Exhibit 99(d)(1)(o)

Investment Advisory Agreement

Agreement made as of this 31st day of March, 2022, by and between Ohio National Fund, Inc., a Maryland corporation (hereinafter called the “Fund”) and Ohio National Investments, Inc., an Ohio corporation (hereinafter called the “Adviser”).

Whereas, the Fund and the Adviser wish to enter into an Agreement setting forth the terms upon which the Adviser will perform certain services for the Fund;

Now, Therefore, in consideration of the premises and the mutual agreements herein contained, the parties hereto agree as follows:

1. Appointment of Adviser

The Fund hereby appoints the Adviser to manage the investment and reinvestment of the assets of the Fund and to perform the other services herein set forth, subject to the supervision of the Board of Directors of the Fund, for the period and on the terms herein set forth. The Adviser hereby accepts such appointment and agrees during such period, to render the services and to assume the obligations herein set forth for the compensation herein provided. Any investment program undertaken by the Adviser pursuant to this Agreement and any other activities undertaken by the Adviser on behalf of the Fund shall at all times be subject to any directives of the Fund’s Board of Directors, any duly constituted committee thereof or any officer of the Fund acting pursuant to like authority.

2. Duties of Adviser

In carrying out its obligations to manage the investment and reinvestment of the assets of the Fund, the Adviser shall:

(a) subject to the supervision of the Fund’s Board of Directors, provide or arrange to provide a continuous investment program for the portfolios, including investment research and management with respect to all securities and investments and cash equivalents in the portfolio. The Adviser will determine from time to time what securities and other investments will be purchased, retained or sold by the Fund with respect to the portfolios, including determining what portion of portfolio assets will be invested or held uninvested in cash or cash equivalents and by placing of orders for such purchase, sale or other transactions. The Adviser will take such steps as are necessary to implement the investment programs approved by the Fund’s Board of Directors and provide the services under this Agreement in accordance with each portfolio’s investment objectives, policies, and restrictions as stated in the prospectus. The Adviser is authorized to execute account documentation, agreements, contracts and other documents as may be requested by brokers, dealers, counterparties and other persons in connection with the Adviser’s management of the portfolios;

(b) obtain and evaluate pertinent economic, statistical and financial data and other information relevant to the investment objective, principal investment strategies, policies and restrictions for each investment portfolio of the Fund, affecting the economy generally and individual companies or industries the securities and other financial instruments of which are included in such investment portfolio or are under consideration for inclusion therein;

(c) regularly furnish to the Board of Directors of the Fund for approval, modification or rejection, recommendations with respect to investment programs consistent with the investment objective, principal investment strategies, policies and restrictions for each investment portfolio as set forth in such investment portfolio’s currently effective prospectus and Statement of Additional Information, as each may be amended or supplemented;

(d) will furnish the Fund’s Board of Directors with such periodic and special reports as the Board may reasonably request; and

(e) regularly report to the Fund’s Board of Directors, or to any committee or officers of the Fund acting pursuant to the authority of the Board of Directors, with respect to implementation of the approved investment programs and the Adviser’s activities in connection with the administration of the Fund.

3. Use of Sub-Advisers

In providing the services and assuming the obligations set forth herein, in connection with any investment portfolio of the Fund, the Adviser may at its expense employ one or more sub-advisers (each, a “Sub-Adviser”), or may enter into such service agreements as the Adviser deems appropriate in connection with the performance of its duties and obligations hereunder; provided, however, that the Adviser shall not be relieved of any of its obligations under this Agreement by the appointment of such sub-adviser and provided further, that the Adviser shall be responsible, to the extent provided in Section 12 hereof for all acts of such sub-adviser as if such acts were its own.

Reference herein to the duties and responsibilities of the Adviser shall include any Sub-Adviser employed by the Adviser to the extent the Adviser shall delegate such duties and responsibilities to any such Sub-Adviser. Any agreement between the Adviser and a Sub-Adviser shall be subject to the approval of the Fund’s Board of Directors, and shareholders of any portfolio affected thereby, as required by the Investment Company Act of 1940, as amended (the “1940 Act”) (unless exempt under applicable Securities and Exchange Commission (the “SEC”) guidance, order or relief), and any such Sub-Adviser shall at all times be subject to the direction of the Board of Directors of the Fund or any officer of the Fund acting pursuant to the authority of the Board of Directors. Furthermore, the Adviser shall perform ongoing due diligence oversight of any such Sub-Adviser in order to assure continuing quality of performance by said Sub-Adviser. The Adviser also agrees to assist in the collection of materials from any such Sub-Adviser that the Board reasonably requests for purposes of reviewing or approving a sub-advisory agreement under Section 15(c) of the 1940 Act.

4. To be Furnished by the Adviser

In addition to performing the obligations set forth in paragraph 2 hereof, the Adviser shall furnish at its own expense or pay the expenses of the Fund for the following:

(a) office space in the offices of the Adviser or in such other place as may be agreed upon from time to time, and all necessary office facilities and equipment;

(b) necessary executive and other personnel for managing the affairs of the Fund, including personnel to perform the Fund’s financial reporting, accounting, operations and other office functions (exclusive of those related to and to be performed under contract for by service providers selected to perform such services, and exclusive of those related to the Fund’s Chief Compliance Officer and staff); and

(c) all information and services, other than services of counsel, required in connection with the preparation of registration statements, prospectuses and statements of additional information, including amendments and revisions thereto; all annual, semi-annual and periodic reports; and notices and proxy solicitation material furnished to shareholders of the Fund or regulatory authorities.

5. Items Not Required to be Furnished by the Adviser

Nothing in paragraph 4 hereof shall require the Adviser to bear, or to reimburse the Fund for:

(a) any of the costs of printing, fulfilling and mailing the items referred to in subparagraph (c) of paragraph 4;

(b) the costs of preparation, printing, filing and mailing disclosure documents required by regulatory authorities;

(c) compensation of directors of the Fund who are not directors, officers or employees of the Adviser;

(d) compensation of the Fund’s Chief Compliance Officer (who is selected by the Board and whose compensation is set by the Board, including a majority of the Fund’s Board who are not interested persons of the Fund), the salary of any member of the Chief Compliance Officer’s staff, provided such salary expenses are properly allocated between the Fund and other affiliates, and any costs associated with the monitoring, testing and revision of the Fund’s compliance policies and procedures required by Rule 38a-1 under the 1940 Act;

(e) registration, filing and other fees in connection with requirements of regulatory authorities;

(f) the charges and expenses of service providers appointed by the Fund for services including custody, fund accounting, preparation of year-end tax provisions, distributions, and tax returns, performance reporting, transfer agent functions, and other fund administration services or compliance solutions that may be required for the Fund to meet its regulatory requirements;

(g) charges and expenses of an independent registered public accounting firm retained by the Fund;

(h) charges and expenses of any transfer, bookkeeping and dividend disbursing agent appointed by the Fund;

(i) brokers’ commissions and issue and transfer taxes chargeable to the Fund in connection with securities transactions to which the Fund is a party;

(j) taxes and corporate fees payable by the Fund to federal, state or other governmental agencies;

(k) the cost of Fund share registration and stock certificates, if any, representing shares of the Fund;

(l) legal fees and expenses in connection with the affairs of the Fund (including salary expenses of legal personnel that are properly allocated between the Fund and other affiliates), including registering and qualifying its shares with regulatory authorities;

(m) expenses attributable to shareholder and Board of Directors meetings;

(n) expenses related to voting the proxies associated with the Fund’s security holders, including the use of a proxy voting service, if any;

(o) membership fees, dues or expenses incurred in connection with the Fund’s membership in any trade association or similar organization; and

(p) insurance premiums for fidelity insurance, directors and officers liability insurance and other insurance coverage.

6. Related Services

(a) The services of the Adviser to the Fund hereunder are not to be deemed exclusive and the Adviser shall be free to render similar services to others so long as its services hereunder are not impaired or interfered with thereby.

(b) To better enable it to fulfill its obligations hereunder, the Adviser has entered into a service agreement with The Ohio National Life Insurance Company, to which the Fund is also a party, under which The Ohio National Life Insurance Company has agreed to furnish certain personnel and facilities to the Adviser on a cost reimbursement basis.

7. Trading Authorization and Brokerage

(a) The Fund grants the Adviser discretionary trading authority and appoints Adviser as agent and attorney-in-fact with respect to investments on behalf of the portfolios. Pursuant to such authorization, the Adviser may direct the purchase, sale, exchange, conversion or other acquisition or disposition of securities and other investments in the portfolios, as well as arrange for delivery and payment, and act on behalf of Fund in all other matters incidental to the handling of portfolio investments. The Adviser may execute on the Fund’s behalf certain agreements, instruments and documents in connection with the services performed by it under this Agreement. These may include, without limitation, brokerage agreements, clearing agreements, account documentation, futures and options agreements, swap agreements, other investment related agreements and any other agreements, documents or instruments the Adviser believes are appropriate or desirable in performing its duties under this Agreement.

(b) The Adviser and any persons performing executive, administrative or trading functions for the Fund, whose services were made available to the Fund by the Adviser, are specifically authorized to allocate brokerage business to firms that provide such services or facilities and to cause the Fund to pay a member of a securities exchange, or any other securities broker, an amount of commission for effecting a securities transaction in excess of the amount another member of an exchange or broker would have charged for effecting that transaction, if the Adviser or such person determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage and/or research services, as such services are defined in Section 28(e) of the Securities Exchange Act of 1934 (the “1934 Act”), provided by such member or broker, viewed in terms of either that particular transaction or the overall responsibilities of the Adviser with respect to any accounts as to which the Adviser exercises investment discretion, as that term is defined in Section 3(a)(35) of the 1934 Act.

8. Compensation of Adviser

(a) Each investment portfolio of the Fund shall pay the Adviser, as full compensation for all services rendered and all facilities furnished hereunder, a fee computed separately for each portfolio of the Fund at the annual rates shown on Schedule A hereof or, as to any portfolios added to the Fund after the date first above written, on any additional or amended Schedules hereto, which rates shall be based on the current value of the respective portfolio’s average total net assets.

(b) Fees shall be accrued daily and paid monthly, unless otherwise determined by the Board of Directors of the Fund and specified in writing to the Adviser. The fees shall be calculated on the basis of the daily net assets of each respective portfolio, made as of the time that the Board of Directors has set for valuing the current net assets of the Fund.

9. Reimbursement of Excess Expenses

If in any calendar quarter the total of all ordinary business expenses applicable to any investment portfolio (excluding the fee payable under paragraph 8 above to the Adviser, acquired fund fees and expenses, taxes, portfolio brokerage commissions and interest) should exceed one percent of the average net assets of such investment portfolio as computed above in paragraph 8, the Adviser shall pay such excess. For the purposes of this paragraph the term “calendar quarter” shall include the portion of any calendar quarter which shall have lapsed at the date of termination of this agreement and the expense limitation shall be that part of 1% proportional to the portion of a full calendar quarter lapsed.

10. Interested Persons of the Fund and the Adviser

It is understood that directors, officers, agents and shareholders of the Fund are or may be “interested persons” (as that term is defined in the 1940 Act) of the Adviser as directors, officers, shareholders, or otherwise; that directors, officers, agents and shareholders of the Adviser are or may be interested persons of the Fund as directors, officers, shareholders or otherwise; that the Adviser may be an interested person of the Fund; and that the existence of any such dual interest shall not affect the validity hereof or of any transactions hereunder except as otherwise provided in the Articles of Incorporation of the Fund and the Adviser, respectively, or by specific provision of applicable law.

11. Books and Records.

The Adviser agrees to preserve for the periods prescribed by Rule 31a-2 under the 1940 Act the records required to be maintained by Rule 31a-1 under the 1940 Act. In compliance with the requirements of Rule 31a-3 under the 1940 Act, the Adviser hereby agrees that all records which it maintains for the Fund are the property of the Fund and further agrees to surrender promptly to the Fund any of such records upon the Fund’s request. Notwithstanding the foregoing, the Adviser may retain copies of any and all records necessary to comply with its policies and procedures and applicable law and regulation.

12. Liabilities of Adviser

Neither the Adviser nor any of its directors, officers or employees, nor any person performing executive, administrative or trading functions shall be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which this Agreement relates, except for loss resulting from willful misfeasance, bad faith or gross negligence in the performance of its, his or her duties on behalf of the Fund or from reckless disregard by the Adviser or any such person of the Adviser’s duties under this Agreement. Without limiting the generality of the foregoing, neither the Adviser nor any such person shall be deemed to have acted unlawfully or to have breached any duty to the Fund under state or federal law in effect at the date of the enactment of Section 28(e) of the 1934 Act solely by reason of having caused the Fund to pay a member of any securities exchange, or any other securities broker or dealer, an amount of commission for effecting a securities transaction in excess of the commission another member of a securities exchange, or another securities broker or dealer, would have charged for effecting that transaction if the Adviser or such other person determined in good faith that such amount of commission was reasonable in relation to the value of the brokerage and research services provided by such member, broker or dealer, viewed in terms of either that particular transaction or the overall responsibilities of the Adviser with respect to any accounts to which the Adviser exercises investment discretion.

13. Duration, Termination and Amendment

(a) This Agreement shall become effective as to any portfolio upon its approval for such portfolio by the Board of Directors of the Fund and the shareholders of the class of capital stock designated for that portfolio. This Agreement will continue in effect for a period more than two years from the date of its effectiveness as to any portfolio only so long as such continuance is specifically approved at least annually either by the Board of Directors of the Fund or by the vote of a majority of the outstanding voting securities of the portfolio, provided that in either event such continuance shall also be approved by the vote of a majority of the directors of the Fund who are not interested persons (as defined in the 1940 Act) of any party to this Agreement cast in person (or otherwise, as consistent with applicable laws, regulations and related SEC guidance, order and relief) at a meeting called for the purpose of voting on such approval. The Adviser agrees to comply with reasonable requests for information or materials by the Board for purposes of annually reviewing and approving the continuance of the Agreement under Section 15(c) of the 1940 Act. The required shareholder approval of this Agreement or of any continuance of this Agreement shall be effective with respect to a portfolio if a majority of the outstanding voting securities of the class (as defined in Rule 18f-2(h) under the 1940 Act) of capital stock of the portfolio votes to approve the Agreement or its continuance, notwithstanding that this Agreement or its continuance may not have been approved by a majority of the outstanding voting securities of the entire Fund.

(b) If the shareholders of capital stock of any portfolio fail to approve any continuance of this Agreement, the Adviser will continue to act as investment adviser with respect to that portfolio pending the required approval of this Agreement or its continuance, or of a new contract with the Adviser or a different investment adviser or other definitive action; provided, that the compensation received by the Adviser in respect of that portfolio during such period will be no more than the Adviser’s actual costs incurred in furnishing investment advisory and management services to such portfolio or the amount it would have received under this Agreement, whichever is less.

(c) This Agreement may be terminated at any time, without the payment of any penalty, by the Board of Directors of the Fund with respect to the Fund or a portfolio or, with respect to any portfolio, by the vote of a majority of the outstanding voting securities of that portfolio on 60 days’ written notice to the Adviser, or by the Adviser, on 90 days’ written notice to the Fund. This Agreement will automatically terminate in the event of its assignment (as defined in the 1940 Act).

(d) This Agreement may be amended by the parties only if such amendment is specifically approved by the vote of a majority of the outstanding voting securities of each affected portfolio, if required under interpretations of the 1940 Act by the SEC or its staff, and by the vote of a majority of the directors of the Fund who are not interested persons of any party to this Agreement cast in person (or otherwise, as consistent with applicable laws, regulations and related SEC guidance, order and relief) at a meeting called for the purpose of voting on such approval.

14. Notices and Governing Law

(a) Any notice under the Agreement shall be in writing, addressed and delivered or mailed postage prepaid to the other party at such address as the other party may designate for the receipt of notices. Until further notice to the other party it is agreed that the address of the Fund and that of the Adviser for this purpose shall be One Financial Way, Montgomery, Ohio 45242.

(b) This Agreement shall be governed by the laws of Ohio.

In Witness Whereof, the Fund and the Adviser have caused this Agreement to be executed by their duly authorized officers, in Cincinnati, Ohio, as of the date first above written.

Ohio National Fund, Inc.		Ohio National Investments, Inc.

By:	/s/ Tara York	By:	/s/ Gary Rodmaker
Name:	Tara York	Name:	Gary Rodmaker
Title:	President	Title:	President

SCHEDULE A TO INVESTMENT ADVISORY AGREEMENT

Each portfolio of Ohio National Fund, Inc. shall pay fees to Ohio National Investments, Inc. computed at the following rates as provided in Paragraph 8 of the Agreement:

ON AB Small Cap Portfolio	ON Federated High Income Bond Portfolio
0.73% of first $400 million	0.75% of first $75 million
0.675% of next $200 million	0.70% of next $75 million
0.63% over $600 million	0.65% of next $75 million
0.60% over $225 million
ON AB Mid Cap Core Portfolio
0.715% of first $100 million	ON Nasdaq-100® Index Portfolio
0.71% of next $200 million	0.40% of first $100 million
0.69% of next $200 million	0.35% of next $150 million
0.66% over $500 million	0.33% over $250 million

ON Janus Henderson Forty Portfolio	ON BlackRock Advantage Small Cap Growth Portfolio
0.73% of first $100 million	0.78% of first $100 million
0.68% of next $400 million	0.75% of next $400 million
0.63% over $500 million	0.70% over $500 million

ON S&P 500® Index Portfolio	ON S&P MidCap 400® Index Portfolio
0.40% of first $100 million	0.40% of first $100 million
0.35% of next $150 million	0.35% of next $150 million
0.33% over $250 million	0.33% over $250 million

ON BlackRock Advantage Large Cap Core Portfolio	ON BlackRock Advantage Large Cap Growth Portfolio
0.64% of first $500 million	0.66% of first $500 million
0.62% over $500 million	0.64% over $500 million

ON Bond Portfolio	ON Risk Managed Balanced Portfolio
0.60% of first $100 million	0.88% of first $500 million
0.50% of next $150 million	0.74% of next $1.3 billion
0.45% of next $250 million	0.72% over $1.8 billion
0.40% of next $500 million
0.30% of next $1 billion	ON iShares Managed Risk Balanced Portfolio
0.25% over $2 billion	0.58% of first $1.5 billion
0.55% over $1.5 billion

ON BlackRock Balanced Allocation Portfolio
0.58% of first $100 million	ON iShares Managed Risk Moderate Growth Portfolio
0.50% of next $150 million	0.58% of first $1.5 billion
0.45% of next $250 million	0.55% over $1.5 billion
0.40% of next $500 million
0.30% of next $1 billion	ON iShares Managed Risk Growth Portfolio
0.25% over $2 billion	0.58% of first $1.5 billion
0.55% over $1.5 billion
ON BlackRock Advantage International Equity Portfolio
0.72% of first $200 million	ON Janus Henderson U.S. Low Volatility Portfolio
0.70% of next $800 million	0.60% of first $500 million
0.66% over $1 billion	0.58 over $500 million

ON BlackRock Advantage Large Cap Value Portfolio	ON AB Relative Value Portfolio
0.67% of first $500 million	0.65% of first $100 million
0.65% over $500 million	0.61% of next $200 million
0.59% over $300 million
ON Federated Core Plus Bond Portfolio
0.56% of first $100 million	ON Moderately Conservative Model Portfolio
0.54% of next $150 million	ON Balanced Model Portfolio
0.50% of next $150 million	ON Moderate Growth Model Portfolio
0.45% of next $350 million	ON Growth Model Portfolio
0.43% over $750 million	0.40% of the average daily net assets

Agreed and accepted as of March 31, 2022.

OHIO NATIONAL FUND, INC.	OHIO NATIONAL INVESTMENTS, INC.

/s/ Tara York	/s/ Gary Rodmaker

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